Exhibit 99.1
AMBIPAR PARTICIPAÇÕES E EMPREENDIMENTOS S.A. - EARNINGS RELEASE 4Q24 & 2024
RESPONSE SEGMENT
4Q24 & 2024 HIGHLIGHTS
Net Revenue

(R$ MM)	4Q23	3Q24	4Q24	2023	2024	Var. 4Q24 4Q23	Var. 4Q24 3Q24	Var. 2024 2023
Net revenue	740.5	1,011.6	862.2	2,590.0	3,293.4	16.4%	(14.8%)	27.2%
Brazil	285.4	503.2	346.3	936.2	1,503.0	21.3%	(31.2%)	60.5%
North America	378.3	401.0	404.5	1,314.6	1,405.6	6.9%	0.9%	6.9%
Europe	34.1	62.1	62.8	150.2	203.0	84.1%	1.1%	35.1%
LatAm (Ex Brazil)	42.7	45.3	48.6	189.0	181.7	13.7%	7.3%	(3.8%)
Net revenue reached R$862.2 million in 4Q24, 16.4% higher than 4Q23, with emphasis on revenue in Europe.
The Response segment continues to demonstrate the ability to generate revenue globally by delivering preventative and emergency services that meet customer demand across international value chains. We continue to identify opportunities to replicate the Response business model and expand operations in the international geographies we serve, notably North America.
Brazil

Brazil		4Q23	3Q24	4Q24	Var. 4Q24 4Q23	Var. 4Q24 3Q24
Subscription	R$ mm	52.4	63.9	71.1	35.6%	11.2%
Field Services	R$ mm	239.8	309.8	310.2	29.4%	0.1%
High Impact Emergencies	R$ mm	25.4	5.9	7.5	(70.5%)	27.1%
Adjusted Gross Revenue¹	R$ mm	317.6	379.7	388.9	22.4%	2.4%
Hours and Labor
Workforce	# people	4,348	5.121	5,471	17.8%	6.8%
Available Hours	thousand hours	2,869.7	3,379.9	3,610.9	17.8%	6.8%
Hours Worked	thousand hours	N.A.	2,514.5	2,780.2	N.A.	10.6%
Field Service Hours	thousand hours	N.A.	2,514.4	2,776.1	N.A.	10.4%
Hours in High Impact Emergencies	thousand hours	N.A.	0.2	4.1	N.A.	2345.6%
Region Utilization Rate	%	N.A.	74.4%	77.0%	N.A.	2.6%
Revenue Per Hour
Field Services	R$/h	N.A.	123.2	111.8	N.A.	(9.3%)
High Impact Emergencies	R$/h	N.A.	34,911.2	1,814.5	N.A.	(94.8%)
Revenue Per Hour	R$/h	N.A.	151	139.9	N.A.	(7.4%)
1- Adjusted for the sale of assets that occurred in 3Q24.
In 4Q24, gross revenue growth reached 22.4% versus 4Q23.
During the year, growth was mainly due to subscription contracts and field service activities, as well as the response to floods in Rio Grande do Sul and firefighting in the Pantanal. We also highlight revenues from the mobilization of bioengineering contracts, remediation of contaminated areas, environmental monitoring programs, as well as services for port and maritime support services, readiness for oil spill containment, and tank and ship cleaning, which were important in this increase.
In the quarter, the main response to high impact emergencies occurred to contain environmental accidents in the port sector, with a smaller ticket due to lesser complexity.

LatAm

LatAm		4Q23	3Q24	4Q24	Var. 4Q24 4Q23	Var. 4Q24 3Q24
Subscription	R$ mm	6.4	6.2	6.1	(3.5%)	(0.8%)
Field Services	R$ mm	45.3	44.1	54.7	20.6%	23.9%
High Impact Emergencies	R$ mm	0.0	0.0	0.0	NM	NM
Gross Revenue	R$ mm	51.7	50.3	60.8	17.6%	20.9%
Hours and Labor
Workforce	# people	895	840	869	(2.9%)	3.5%
Available Hours	thousand hours	590.7	554.4	573.5	(2.9%)	3.5%
Hours Worked	thousand hours	N.A.	442.9	440.9	N.A.	(0.4%)
Field Service Hours	thousand hours	N.A.	442.9	440.9	N.A.	(0.4%)
Hours in High Impact Emergencies	thousand hours	N.A.	0.0	0.0	N.A.	NM
Region Utilization Rate	%	N.A.	79.9%	76.9%	N.A.	(3.0%)
Revenue Per Hour
Field Services	R$/h	N.A.	99.6	124.0	N.A.	24.5%
High Impact Emergencies	R$/h	N.A.	0,0	0,0	N.A.	NM
Revenue Per Hour	R$/h	N.A.	113.6	137.9	N.A.	21.4%
The 17.6% growth in gross revenue in 4Q24 vs. 4Q23 demonstrated a resumption of growth in LatAm. The Company increased field service revenues by performing higher value-added services, reflected in a 21.4% increase in revenue per hour.
With the lower utilization rate, there was a compression of the EBITDA margin compared to previous quarters. In any case, we had a stable margin in 2024 compared to 2023 and, with the aim of increasing profitability, we started a process of reducing expenses at the end of the year.

Europe

Europe		4Q23	3Q24	4Q24	Var. 4Q24 4Q23	Var. 4Q24 3Q24
Subscription	R$ mm	1.5	1.1	1.1	(27.6%)	(2.2%)
Field Services	R$ mm	41.1	46.7	62.7	52.5%	34.1%
High Impact Emergencies	R$ mm	0.0	26.4	14.7	NM	NM
Gross Revenue	R$ mm	42.6	74.2	78.5	84.1%	5.7%
Hours and Labor
Workforce	# people	139	132	131	(5.8%)	(0.8%)
Available Hours	thousand hours	91.7	87.1	86.5	(5.8%)	(0.8%)
Hours Worked	thousand hours	N.A.	58.8	70.8	N.A.	20.4%
Field Service Hours	thousand hours	N.A.	45.3	63.3	N.A.	39.7%
Hours in High Impact Emergencies	thousand hours	N.A.	13.5	7.5	N.A.	NM
Region Utilization Rate	%	N.A.	67.5%	81.9%	N.A.	14.4%
Revenue per hour
Field Services	R$/h	N.A.	1,031.7	990.3	N.A.	(4.0%)
High Impact Emergencies	R$/h	N.A.	1,946.3	1,946.3	N.A.	NM
Revenue Per Hour	R$/h	N.A.	1,261.5	1,107.8	N.A.	(12.2%)
Gross revenue grew 84.1% versus 4Q23 in Europe, driven by increases in field services and high impact emergencies. The region has increased its cross-sell capacity by selling routine emergency services and industrial cleaning, and has been a reference for containing oil spills in international waters. This quarter, we recognized the remainder of the result of a major incident for fighting fires and containing an oil and fuel spill in the Red Sea. Ambipar sent teams and materials from England and Brazil to respond to this human and environmental incident.
North America

North America		4Q23	3Q24	4Q24	Var. 4Q24 4Q23	Var. 4Q24 3Q24
Subscription	R$ mm	32.4	31.4	28.4	(12.3%)	(9.6%)
Field Services	R$ mm	340.2	355.6	382.8	12.5%	7.6%
High Impact Emergencies	R$ mm	7.2	26.6	5.0	NM	NM
Gross Revenue	R$ mm	379.8	413.6	416.2	9.6%	0.6%

Workforce	# people	1,095	1,313	1,346	19.9%	2.5%
Available Hours	thousand hours	722.7	866.6	888.4	19.9%	2.5%
Hours Worked	thousand hours	N.A.	541.2	643.6	N.A.	18.9%
Field Service Hours	thousand hours	N.A.	515.0	642.1	N.A.	24.7%
Hours in High Impact Emergencies	thousand hours	N.A.	26.2	1.4	N.A.	NM
Region Utilization Rate	%	N.A.	62.5%	72.4%	N.A.	10.0%

Field Services	R$/h	N.A.	690.5	596.1	N.A.	(13.7%)
High Impact Emergencies	R$/h	N.A.	1.012,8	3.485,0	N.A.	NM
Revenue Per Hour	R$/h	N.A.	764.2	646.7	N.A.	(15.4%)
Gross revenue growth in North America of 9.6% versus 4Q23 reflects a positive performance mainly in the US, and a revenue gain due to the stronger US and Canadian dollars against the real.

Throughout the year, we invested in sales to win contracts and, as a result, we had an increase in people and available hours. In Canada, the strategy of reallocating equipment and personnel to serve different customers continues. In the US, the focus is on ramping up bases and opening new locations. We also began work to optimize costs and strengthen leadership in the region.
In emergency response, cross-selling between crisis management consulting services for the shipping industry and our ability to perform field services made it possible to provide cleaning, decontamination and debris removal services in a maritime accident that has been ongoing since 3Q24, but is already in its final phase in 4Q24.
Cost breakdown

R$ MM	4Q23	3Q24	4Q24	2023	2024	Var. 4Q24 4Q23	Var. 4Q24 3Q24	Var. 2024 2023
Personnel	300.0	347.3	386.3	1,051.1	1,352.5	28.8%	11.2%	28.7%
Third parties	123.4	132.0	149.1	407.1	482.9	20.9%	13.0%	18.6%
Maintenance	27.3	25.7	32.3	94.5	115.1	18.2%	25.6%	21.8%
Travels	12.2	21.7	22.5	68.2	75.8	84.1%	3.5%	11.1%
Freight	0.4	2.6	0.7	3.9	5.5	80.4%	(72.3%)	42.4%
Rentals	0.2	(0.2)	0.2	1.5	0.2	(24.1%)	(200.2%)	(88.5%)
Fuel	18.0	22.9	29.9	59.5	88.8	66.2%	30.4%	49.3%
Materials	11.5	32.8	13.3	29.1	69.7	15.9%	(59.4%)	139.3%
Telecommunications	4.1	6.3	6.1	14.4	21.0	47.8%	(4.1%)	46.4%
Marketing	4.6	6.4	6.3	17.6	23.2	36.6%	(1.4%)	31.4%
Taxes	6.1	10.4	10.9	22.2	31.1	78.6%	4.7%	39.9%
Others	35.6	154.4	(8.6)	250.2	181.0	(124.2%)	(105.6%)	(27.7%)
Total Cost	543.4	762.4	648.9	2,019.3	2,446.7	19.4%	(14.9%)	21.2%
Adjusted Total Cost	543.4	636.4	648.9	1,897.4	2,320.7	19.4%	2.0%	22.3%
In this quarter, costs behaved in accordance with the business mix, with an increase in the Personnel, Third Party and Travel lines, due to the increase of 350 employees, hiring of third parties and travel for emergency response, except for the Others line, which reduced in the quarter due to the reversal of various provisions.
Excluding the effects of demobilization, costs grew 19.4% versus 4Q23 and 2.0% versus 3Q24, still outpacing revenue growth. This is partly due to the mix effect due to the recognition of costs related to 3Q24 and measured in 4Q24.

CAPEX Response

CAPEX Response (R$ MM)	4Q23	3Q24	4Q24	2023	2024	Var. 4Q24 4Q23	Var. 4Q24 3Q24	Var. 2024 2023
Maintenance	55,7	28,9	52,5	140,4	151,3	(5,7%)	81,4%	7,7%
%Net Revenue Response	7,5%	2,9%	6,1%	5,4%	4,6%	(1,4 p.p.)	3,2 p.p.	(0,8 p.p.)
Expansion	23,2	64,6	24,5	125,1	130,6	5,6%	(62,1%)	4,4%
%Net Revenue Response	3,1%	6,4%	2,8%	4,8%	4,0%	(0,3 p.p.)	(3,5 p.p.)	(0,9 p.p.)
Capex Response Total	78,9	93,6	77,0	265,5	281,9	(2,4%)	(17,7%)	6,2%
%Net Revenue Response	10,6%	9,3%	8,9%	10,3%	8.6%	(1.7 pp)	(0.3 pp)	(1.7 pp)

Regional segmentation	4Q23	3Q24	4Q24	2023	2024	Var. 4Q24 4Q23	Var. 4Q24 3Q24	Var. 2024 2023
Brazil	37.7	55.3	40.9	138.6	150.8	8.5%	(25.9%)	8.8%
Latam (ex Brazil)	0.4	6.6	1.5	37.1	12.3	262.5%	(76.4%)	(66.9%)
Europe	0.2	3.1	5.9	5.3	15.3	NM	92.2%	187.6%
North America	40.5	28.7	28.6	84.5	103.6	(29.4%)	(0.3%)	22.7%

% CAPEX of revenue by segment
Brazil	13.2%	11.0%	11.8%	14.8%	10.0%	(1.4 pp)	0.8 pp	(1.0 pp)
Brazil Adjusted	13.2%	16.4%	11.8%	14.8%	11.3%	(1.4 pp)	(4.6 pp.)	(5.1 pp.)
Latin (from Brazil)	1.0%	14.5%	3.2%	19.6%	6.7%	2.2 pp.	(11.3 pp.)	(7.8 pp.)
Europe	0.6%	5.0%	9.4%	3.5%	7.5%	8.8 pp	4.5 pp	2.6 pp
North America	10.7%	7.1%	7.1%	6.4%	7.4%	(3.6 pp)	(0.1 pp)	0.2 pp
% Adjusted NR Response	10.6%	11.1%	8.9%	10.3%	9.0%	(1.7 pp)	(2.1 pp)	(1.2 pp)
In 4Q24, the addition of fixed assets in Response was R$77.0 million. During the year, there was a reduction in capital expenditure in relation to revenue in Brazil and LatAm, and maintenance at relatively higher levels in Europe and North America.